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                            September 26, 2023

       Zhilin Li
       Interim Chief Financial Officer
       China Pharma Holdings, Inc.
       Second Floor, No. 17, Jinpan Road
       Haikou, Hainan Province, China, 570216

                                                        Re: China Pharma
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            Response dated
September 8, 2023
                                                            File No. 001-34471

       Dear Zhilin Li:

              We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 1. Business, page 1

   1. We note your response to comment 5 and re-issue in part. Please disclose your intentions to distribute earnings,
or affirmatively disclose the lack thereof. Please also discuss the tax consequences,
if any, of the cash flow transfer between China Pharma and
                                                        Helpson through China
Pharma   s wholly owned subsidiary Onny Investment Limited,
                                                        which you mention on
page 4.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       46

   2. In your response to prior comment 7, you state, "...deferred payments by state-owned hospitals and local
medicine distributors is the reason for the Company   s relatively long
                                                        credit term, as the
customers    payments to the Company are contingent on their receipt of
 Zhilin Li
FirstName LastNameZhilin
China Pharma  Holdings, Inc.Li
Comapany 26,
September NameChina
              2023    Pharma Holdings, Inc.
September
Page 2    26, 2023 Page 2
FirstName LastName
         the payments from state-owned hospitals and local medicine distributors." You also
         state, "...the Company   s main customers are drug distributors, not
state-owned hospitals,
         therefore, the Company does not receive payments directly from hospitals." Please address the following regarding your response:

                Tell us and revise to disclose the extent to which there are contractual provisions in your arrangements with your distributor customers that make them "contingent on their receipt of the payments from state-owned hospitals and local medicine distributors." Explain what you mean that such payments are contingent on these receipts.

                Tell us and revise to disclose the insight that you have into the receipts of your customer distributors from their state-owned hospital and local medicine distributor customers. Clarify the extent to which you have insight into pricing discounts, contractual adjustments, or other allowance adjustments to revenue between your customer distributors from their state-owned hospital and local medicine distributor customers.

                Expand your MD&A disclosure to discuss the risks and uncertainties of collecting the amounts that are contingently payable based on your distributor customers'
              receipt of the payments from state-owned hospitals and local medicine distributors.
              As part of your disclosure, explain how you evaluate the amounts due from the state-
              owned hospitals and local medicine distributors to your customers as part of your evaluation of the collectability of your receivables from your distributor customers.

                Tell us in detail how you evaluated the guidance in ASC 606 to determine whether the revenue from your distributor customers that is contingent on their receipt of the payments from state-owned hospitals and local medicine distributors should be constrained until that contingency has been resolved.

                We note your statement, "...the Company has no write-off in fiscal years ended
              December 31, 2022 and 2021." You also propose to disclose, on page 52 of the amended Form 10-K, "For customers (i) whose business license has been cancelled or expired; (ii) whose key business certificates such as GSP (Good Supply Practice)
              license have been invalid or revoked; (iii) who have no ability to continue operations, or (iv) who are encountering other issues that lead to accounts receivable unrecoverable, the receivable will be written-off as per the resolution of our Board of
              Directors." However, tell us and revise to clarify how you determined whether you have experienced adjustments to revenue such as pricing discounts, contractual adjustments, or other revenue adjustments that are other than credit related. Explain how you determined whether your revenue should be reported "net" of such contractual adjustments.
General
 Zhilin Li
China Pharma Holdings, Inc.
September 26, 2023
Page 3

3. We note your response to comment 8 and re-issue in part. Please prominently disclose the risk that the Chinese government may intervene or influence your operations at any time and that this could result in a material change in your operations and/or the value of your securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Kevin Vaughn,
Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius, Staff Attorney, at (202) 551-
7967 or Jason Drory, Staff Attorney, at (202) 551-8342 with any other questions.



FirstName LastNameZhilin Li                                   Sincerely,
Comapany NameChina Pharma Holdings, Inc.
                                                              Division of
Corporation Finance
September 26, 2023 Page 3                                     Office of Life
Sciences
FirstName LastName